Exhibit (h)(7)

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT, by and between Ivy Investment Management Company (“IICO”), Ivy Funds Distributor, Inc. (“IFDI”) and Waddell & Reed Services Company (“WRSCO”) (collectively, “Waddell”) and Ivy Funds (“Trust”), on behalf of its series designated Ivy Micro Cap Growth Fund (the “Fund”).

WHEREAS, the Trust is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type; and

WHEREAS, the Trust and IICO are parties to an Investment Management Agreement (“Management Agreement”) on behalf of the Fund pursuant to which IICO provides business management and/or investment advisory services to the Fund for compensation based on the value of the average net assets of the Fund (“management fee”); and

WHEREAS, the Trust and Waddell have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund’s Class A shares and Class I shares at a level below the level to which the expenses of these classes of shares may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.

For the period from August 1, 2010 through July 31, 2011, Waddell agrees to waive, reimburse or pay expenses that the Fund would otherwise pay to cap the annual ordinary operating expenses of Class A shares and Class I shares at 1.95% and 1.70%, respectively.

To effect the expense caps, the Fund may offset the appropriate reduction amount against the management fee payable under the Management Agreement, the shareholder servicing fees payable under the Shareholder Servicing Agreement and/or the 12b-1 fees payable under the 12b-1 Plan (for Class A). The expense cap may also be effected by Waddell paying directly or reimbursing the Fund for expenses that such Fund would otherwise pay. Any reimbursement shall be made within the first ten days of each calendar quarter.

2.	Miscellaneous.

2.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

2.2	Interpretation. Nothing contained herein shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

2.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fee, the 12b-1 Plan, as applicable, shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the Management Agreement, the 12b-1 Plan, as applicable, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Management Agreement, the 12b-1 Plan, as applicable), the Shareholder Servicing Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of February 13, 2010.

IVY FUNDS, on behalf of its series, IVY MICRO CAP GROWTH FUND		IVY FUNDS DISTRIBUTOR, INC.

By:	/s/ Mara Herrington	By:	/s/ Thomas W. Butch
	Mara Herrington, Vice President		Thomas W. Butch, President

IVY INVESTMENT MANAGEMENT COMPANY		WADDELL & REED SERVICES COMPANY

By:	/s/ Henry J. Herrmann	By:	/s/ Michael D. Strohm
	Henry J. Herrmann, President		Michael D. Strohm, President